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                                                               Exhibit (a)(xiii)

                    HOLDERS OF 95% OF U.S. OFFICE PRODUCTS'
                        OUTSTANDING 2003 NOTES TENDER IN
                            RESPONSE TO CASH OFFERS

WASHINGTON, D.C., JUNE 4, 1998--U.S. Office Products Company (NASDAQ:OFIS) announced today that holders of approximately $218.26 million of its 5 1/2% Convertible Subordinated Notes due 2003 (the "Notes") had tendered their Notes in the Company's cash tender offers, which expired yesterday (excluding Notes that may be tendered pursuant to guaranteed delivery). The tendered Notes represent approximately 95% of the $230 million aggregate principal amount of Notes that were outstanding. The tender offers for the Notes are part of a series of financing transactions that U.S. Office Products Company ("USOP") is taking in connection with its previously announced strategic restructuring plan.

USOP's offer for its 5 1/2% Convertible Subordinated Notes due 2003 held in registered form in the United States (the "U.S. Offer") expired at 5:00 p.m., New York City time, on June 3, 1998, and its offer for its outstanding 5 1/2% Convertible Subordinated Notes due 2003 held in bearer form and in the form of Registered Regulation S Notes (the "International Offer") expired at 3:00 p.m., London time, on June 3.

Assuming all conditions to the offers as described in the offer materials dated May 5, 1998 are satisfied, holders properly tendering Notes that are accepted by USOP will receive 94.5% of the principal amount of such Notes, plus accrued and unpaid interest up to but not including the date of payment. The Company expects to make payment for Notes accepted for tender on or about June 10, 1998. The total amount to be paid for such tendered Notes (assuming all tendered Notes are accepted) is approximately $207 million (including accrued but unpaid interest).

BancAmerica Robertson Stephens is acting as the dealer manager and MacKenzie Partners, Inc. is acting as the information agent for the U.S. Offer. BA Robertson Stephens International Limited is acting as the dealer manager for the International Offer.

USOP is one of the fastest growing suppliers of a broad range of office products and business services to corporate, commercial, industrial and educational customers. USOP operates in the United States, as well as in New Zealand, Australia, Canada and the United Kingdom, selling a full range of more than 34,000 office and educational products and services to its customers. USOP also owns Mail Boxes Etc. ("MBE"), the largest franchiser of business communication and postal service centers, with approximately 3,600 centers operating worldwide, and with master licensing arrangements in place for the development of MBE business centers in 58 countries around the world. MBE centers are owned and operated by licensed franchisees of MBE or its master licensees. On January 13, 1998, USOP announced the adoption by its Board of Directors of a strategic restructuring plan that includes the spin-off to USOP stockholders of its educational supplies, print management, technology solutions and corporate travel services divisions, a tender offer by the Company for approximately 37 million of its shares (including shares underlying stock options) at a price of $27 a share, and the purchase by an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. of an equity interest in the restructured USOP for a price of $270 million.

FOR MORE INFORMATION CONTACT:

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
Donald H. Platt                                Edelman Financial
U.S. Office Products                           Kerry O'Brien (Media)
(202) 339-6700 or                              (212) 704-8292
(800) 330-6347
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